Submission #4

MAXCLEAN HOLDINGS LTD.

88 Yu Feng Road
Shuo Fang Town, New District
Wuxi City, Jiangsu Province
P.R. China

                                August 1, 2012

Via E-mail

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA
Attn: Pamela Long, Assistant Director

Re:	Maxclean Holdings Ltd. Registration Statement on Form F-1 Filed May 24, 2012 CIK No. 0001550880

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated July 27, 2012, addressed to WONG, Siu Hong, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to the Form F-1 filed on July 16, 2012 (the “F-1 Amendment No.1”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Net current liabilities, page 50

1.
As of the date of your next submission of your amended Form F-1, please tell us the amount subsequently collected of your trade receivable balance of RMB14,686,413 as of December 31, 2011, so that we may better assess the lack of an allowance account.

Response
We have added the disclosure in the Amendment No. 2 to the Form F-1 (“F-1 Amendment No.2”). Please see page 46 in the redline version.

2.
You present single figures of net cash flows from investing and financing activities on your Condensed Statements of Cash Flows. However, this is not allowed if cash changes from investing and financing activities individually exceed 10% of the average of net cash flows from operating activities for the most recent three years. Based on our calculations it appears that 10% of your average net cash flows from operating activities is approximately RMB14,593. Based on your Consolidated Statements of Cash Flows on page F-6, you have multiple investing and financing line items that exceed RMB14,593. Refer to Rule 10-01(4) of Regulation S-X for guidance.

Response
We have revised the disclosure in the F-1 Amendment No.2. Please see page F-52 in the redline version.

3.
Please amend your filing to disclose separately the amounts of cash dividends paid to you for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively. Refer to Rule 12-04(b) of Regulation S-X for guidance.

Response
We have added the disclosure in the F-1 Amendment No.2. Please see page F-50 in the redline version.

Industry, page 59

China Market for Clean-Room Products, page 59

4.
We note your response to comment 17 in our letter dated June 20, 2012, in which you indicate that you have removed market data from your prospectus. You continue to state in the last paragraph on page 60 that “this industry is expected to grow.” Please revise your disclosure to state whether it is your belief that the industry will grow, or otherwise provide the basis for your statement.

Response
We have revised our disclosure in the F-1 Amendment No.2. Please see page 55 in the redline version.

Principal and Selling Shareholders, page 81

5.
We note your response to comment 28 in our letter dated June 20, 2012. Please note that the host country is the United States. Please revise your disclosure to indicate the number of record holders in the United States. See Item 7.A.2. and General Instruction F of Form 20-F.

Response
We have revised our disclosure in the F-1 Amendment No.2. Please see page 74 in the redline version.

We have also filed here the following documents as exhibits to our registration statement:

●	Exhibit 5.1 Opinion of Appleby regarding the validity of shares being registered

●	Exhibit 8.1 Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

●	Exhibit 8.2 Opinion of Wang Jing & Co. regarding certain PRC tax matters

●	Exhibit 23.1 Consent of Crowe Horwath (HK) CPA Limited, an Independent Registered Public Accounting Firm

●	Exhibit 23.2 Consent of Appleby (included in Exhibit 5.1)

●	Exhibit 23.3 Consent of Wang Jing & Co. (included in Exhibit 8.2)

Please contact me at 86.158.5276.9058 if you have any questions regarding our response.

Sincerely,

Maxclean Holding Ltd.

By:/s/ WONG, Siuhong
WONG, Siuhong
Chief Executive Officer